Principal Variable Contracts Fund, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel

April 25, 2018
Via EDGAR
Alison White
Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:    Principal Variable Contracts Funds, Inc. (the “Registrant”)
File Numbers 002-35570, 811-01944
Post-Effective Amendment No. 114 to the Registration Statement on Form N-1A (the “Amendment”)

Dear Ms. White,
On behalf of the Registrant, this letter responds to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the Amendment which you communicated to Britney Schnathorst and me by telephone on April 13, 2018. The Registrant filed the Amendment with the Commission on March 1, 2018 pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 114).
Comments to the Prospectus

Comment 1. For each index Account, please add a concentration risk that the Account will concentrate to the extent that the index concentrates.
Response: Because none of the index Accounts currently concentrate in any industry, the Registrant will add the following statement to the principal investment strategies for the Bond Market Index Account, the LargeCap S&P 500 Index Account and the LargeCap S&P 500 Managed Volatility Index Account: “The Account will not concentrate its investments (invest more than 25% of its assets) in a particular industry except to the extent the Index is so concentrated.”
Comment 2. For each Account with fixed-income securities risk, please update the risk disclosure to reflect IM Guidance Updates Nos. 2014-01 and 2016-02.
Response: The Registrant will make the requested revisions.
Comment 3: Under the “Performance” heading, each Account summary states that updated performance information may be obtained at www.principal.com; consider modifying this to www.principalfunds.com and reflecting Class 1 and Class 2 shares for an Account at such site. Please advise or revise.
Response: The Registrant has substituted a phone number for the website as a means of obtaining updated performance information.
Comment 4: Please confirm that the Registrant will update all outdated numbers in a subsequent filing.
Response: Confirmed.

Comment 5: For the Diversified Balanced Account, please advise why Class 1 expenses are estimated in the footnote to the fee table.
Response: The footnote has been removed.
Comment 6: For each Account that includes, as a principal risk of the Account, a small and medium market capitalization companies risk, please confirm there is a corresponding strategy disclosure or add a statement that the Account may invest in companies of any market capitalization.
Response: Confirmed.
Comment 7: For each Account where the expense reimbursement doesn’t reduce expenses, please delete the expense reimbursement and related footnotes from the fee table and examples.
Response: The Registrant respectfully declines to make the requested change. The Registrant submits that, while Item 3 of Form N-1A generally requires the expense table to include data based on the most recently completed fiscal year, it permits the inclusion of expense waivers in the table if they will reduce expenses in the future. See Form N-1A Item 3, instruction 3(e). In support of this position, in its adopting release for the 2009 amendments to Form N-1A, the Commission stated that it has “eliminated the proposed requirement that the reimbursement or waiver arrangement has reduced operation expenses in the past . . . because this is irrelevant to the impact that the arrangements will have in the future,” and that the “purpose of the permitted [expense limitation] line items is to show investors how the arrangements will affect expenses in the future and not how they have affected expenses in the past.” Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Rel. No. 28584, Securities Act Rel. No. 8998, at Section III.A.3.d (Jan. 13, 2009).
Comment 8: For all Accounts with waivers, please confirm that the waivers apply for at least one year from the date of the prospectus.
Response: Confirmed.
Comment 9: If the Diversified Balanced Volatility Control and Diversified Growth Volatility Control Accounts are no longer new funds, please add 5 and 10-year performance and remove the statement about the Accounts being new.
Response: Both of these Accounts are new funds.
Comment 10: With respect to the Diversified Balanced Volatility Control and Diversified Growth Volatility Control Accounts, please confirm that any expenses related to short sales are reflected in each Account’s fee table.
Response: These Accounts currently do not have any expenses associated with short sales.
Comment 11: In the Short Sale Risk for the Diversified Balanced Volatility Control and the Diversified Growth Volatility Control Accounts, if applicable, state that losses from short sales are potentially unlimited.
Response: The Registrant respectfully declines to make the suggested disclosure because the Short Sale Risk already states as follows: “Therefore, short sales involve the risk that losses may be exaggerated, potentially losing more money than the actual cost of the investment.”
Comment 12: Because the portfolio turnover rate for the LargeCap Value Account is 106.3%, add portfolio turnover (active trading) as principal risk of the Account and designate it as “principal” in the “Additional Information about Investment Strategies and Risks” table.
Response: The Registrant will make the requested change.
Comment 13: With respect to the allocation graphs included in the Account summaries for the Principal LifeTime Accounts:

•
Consider deleting the graph from the Principal LifeTime Strategic Income Account summary since the Account is designed for people 15 years past retirement date, and the graph therefore reflects past allocations.

•	For the other LifeTime Accounts, consider adding a column that shows the applicable Account’s current allocation or identifies where the applicable Account is currently at on the graph.
Response: The Registrant respectfully declines to revise the graph. The Registrant respectfully submits that the graph provided in each Principal LifeTime Account’s principal investment strategies is intended to illustrate the target allocations of the Accounts over time and is helpful to investors when considered with the narrative strategy and risk disclosures. See N-1A General Instruction C.1(a) (stating, “A Fund should use document design techniques that promote effective communication.”).
Comment 14: With respect to the SmallCap Account, delete the medium market capitalization companies risk if not applicable.
Response: The Registrant will make the requested change.
Comment 15: Under “Management of the Fund,” should the Bond Market Index and Real Estate Securities Accounts be listed as Accounts for which Principal Global Investors, LLC (“PGI”) provides day-to-day discretionary investment services?
Response: No. PGI does not provide day-to-day discretionary investment services for the referenced Accounts. Such services are provided by each Account’s sub-advisors.
Comment 16: On page 183, under “Cash Management Program”, it states that the LargeCap Growth Account I may invest its uninvested cash in stock index futures contracts.” Should stock index futures contracts be designated as principal strategies of the Account?
Response: No. The Cash Management Program and investments thereunder are not principal investment strategies or risks of the Account.
Comment 17:. Consider whether the portfolio managers of Brown Advisory, LLC and T. Rowe Price Associates, Inc. should be listed in accordance with Item 5(b) of Form N-1A.
Response: The Registrant respectfully declines to list any portfolio managers of these sub-advisors. In disclosing portfolio managers, the Registrant uses the approach described in Frank Russell Investment Management Co., SEC No-Action Letter (pub. avail. Aug. 30, 1993).
Comment 18. Under the Manager of Managers heading in the “Management of the Funds” section, it states that the Registrant has applied to the SEC for another exemptive order (referred to as the “majority-owned order”). Please advise supplementally when the majority-owned order was filed.
Response: The majority-owned order was filed with the Commission on June 12, 2013 and, as of the date of this letter, it has not yet been approved by the Commission.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Comment 19: Under Description of the Funds’ Investments and Risks-Non-Fundamental Policy- Rule 35d-1 under the 1940 Act, it states that for purposes of testing the 80% requirement of Rule 35d-1 with respect to derivative instruments, “each Account will typically count the mark-to-market value of such derivatives. However, an Account may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Account’s exposure to investments.” Please advise when it would be appropriate to use notional value for Rule 35d-1 purposes. The Staff may have further comments.
Response: The Registrant respectfully submits that the Fund may count the notional value of a derivative for purposes of compliance with Rule 35d-1 when such derivative is utilized to create synthetic exposure to specific equity securities or an equity index.
In the release adopting Rule 35d-1 under the 1940 Act (Investment Co. Act Rel. No. 24828, Jan. 17, 2001 (the "Names Rule Release")), the Commission noted that the rule, as adopted, imposes the requirement that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the type of investment suggested by the name. In footnote 13 to the Names Rule Release, the Commission further explained that the proposed rule would have required an investment company with a name that suggests that the company focuses its investments in a particular type of security to invest at least 80% of its net assets in the indicated securities. Importantly, in the Names Rule Release, the Commission noted that the language was modified to focus on "investments" as opposed to "securities," and that, in appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.
Comment 20: Under Description of the Funds’ Investments and Risks-Non-Fundamental Policy- Rule 35d-1 under the 1940 Act - Investment Company Names, it states that for purposes of testing the 80% requirement with respect to investments in underlying funds (including ETFs), “each Account will count all investments in an underlying fund toward the requirement as long as 80% of the value of such underlying fund’s holdings focus on the particular type of investment suggested by the Account’s name.” It thereafter states that multiple Accounts have not adopted this non-fundamental policy. Please note that it is the Staff’s position that a fund may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that each Account will consider the concentration of its underlying investment companies when determining the Account’s compliance with its concentration policies.
Response: The Registrant respectfully declines to revise the disclosure. The cited section discloses how investments in underlying funds are counted for Rule 35d-1 purposes only. This section does not relate to industry concentration. Moreover, the sentence regarding adoption of the policy refers to the Accounts that have not adopted a non-fundamental restriction under Rule 35d-1 and is unrelated to industry concentration policies.
Comment 21: Please be advised that it is the view of the Staff that the assets of investments of underlying investment companies should be counted for industry concentration purposes, and revise the disclosure under the ”Industry Concentration” heading accordingly.
Response: The Registrant respectfully submits that no revisions are required. The Registrant believes that the Funds’ current concentration policy, as disclosed in the SAI, complies with applicable legal requirements. Although we are aware of the Staff’s position expressed orally, the Registrant is not aware of any written SEC or Staff requirement to look through to an underlying fund’s holdings when determining compliance with a fund’s industry concentration limit.
Comment 22: Under the “Industry Concentration” subheading in the “Description of the Funds’ Investments and Risks” section, the SAI states: “The Accounts view their investments in tax-exempt municipal securities as not representing interests in any particular industry or group of industries.” Please revise the disclosure to reflect the Staff’s position that private activity municipal debt securities should be categorized based on industry of the non-governmental borrower of the project being funded.
Response: The Registrant respectfully declines to revise this disclosure. The Registrant maintains its disclosure satisfies § 8(b)(1)(E) of the 1940 Act as well as N-1A Item 16(c)(1)(iv), both of which require it to state its policy on concentrating investments in a particular industry or group of industries, and neither of which define what constitutes an industry or group of industries. With respect to the tax-exempt municipal securities, the Registrant believes its disclosure satisfies the views expressed by the Division of Investment Management in Release No. IC-9785 (May 31, 1977) (a statement of concentration “is not applicable to investments in tax-exempt securities issued by government or political subdivisions of governments since such issuers are not members of any industry”). The government issuing the securities is still the party paying the buyer regardless of what happens in any industry related to the project.
Comment 23: With respect to all PGI compensation disclosures under “Portfolio Manager Disclosure”, disclose whether performance is measured pre-tax or after-tax in accordance with Item 20(b) of Form N-1A.
Response: The Registrant respectfully submits that no change is needed to the disclosure for Principal Global Investors, LLC (Fixed Income Portfolio Managers), which currently states: “Variable compensation takes the form of a profit share plan with funding based on a percentage of pre-tax, pre-bonus operating earnings of Principal Global Fixed Income.” However, the Registrant has made the requested revision with respect to the disclosure for Principal Global Investors, LLC (Edge Asset Management Portfolio Managers), Principal Global Investors, LLC (Equity Portfolio Managers), and Principal Global Investors, LLC (Principal Portfolio Strategies Portfolio Managers).

Comment 24: With respect to Principal Real Estate Investors, LLC compensation disclosures under “Portfolio Manager Disclosure”, disclose if benchmarks are used and whether performance is measured pre-tax or after-tax in accordance with Item 20(b) of Form N-1A.
Response: Registrant respectfully declines to make any changes, and submits that the disclosure currently states: “Variable compensation takes the form of a profit share plan with funding based on a percentage of pre-tax, pre-bonus operating earnings of the boutique (e.g. REIT, CMBS).” It also states: “The variable component is well aligned with client goals and objectives, with the largest determinant being investment performance relative to appropriate client benchmarks and peer groups. Relative performance metrics are measured over rolling one-year and three-year periods, calculated quarterly, reinforcing a longer term orientation.”

Please call me at 515-878-7806 or Britney Schnathorst at 515-235-1209 if you have any questions.
Sincerely,
/s/ Ashley Fuhrmeister
Ashley Fuhrmeister
Assistant Counsel, Registrant